United States securities and exchange commission logo





                               January 19, 2021

       Tyler Reeder
       President and Chief Executive Officer
       ECP Environmental Growth Opportunities Corp.
       40 Beechwood Road
       Summit, New Jersey 07901

                                                        Re: ECP Environmental
Growth Opportunities Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed January 15,
2021
                                                            File No. 333-252172
                                                            Draft Registration
Statement on Form S-1
                                                            Filed December 23,
2020
                                                            CIK No. 1832351

       Dear Mr. Reeder:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed January 15, 2021

       Summary
       Our Sponsoring Affiliate, page 3

   1. Please balance your disclosure of ECP's investments in the electrification thematic in Calpine as one of
the largest and cleanest generators of electricity and a recognized leader in developing,
constructing, owning and operating an environmentally responsible portfolio of flexible
and reliable power plants, including renewable geothermal
                                                        conventional steam
turbines and battery storage facilities, with disclosure of the extent to which Calpine's 26,000
megawatts in generating capacity is natural gas fired. From our
 Tyler Reeder
FirstName  LastNameTyler
ECP Environmental GrowthReeder
                          Opportunities Corp.
Comapany
January 19,NameECP
            2021    Environmental Growth Opportunities Corp.
January
Page 2 19, 2021 Page 2
FirstName LastName
         review of Calpine's website, for example, natural gas fired power plants appear to produce
         97% of Calpine's generation capacity, and the company's first battery storage facility is under construction.

Our warrant agreement will designate the courts of the State of New York or the United States
District Court..., page 45

2. You disclose that the forum provision in the warrant agreement will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. Please also disclose whether this provision applies to actions arising under the Securities Act. If this provision does not apply to actions arising under the
         Securities Act or the Exchange Act, please also ensure that the exclusive forum provision in the warrant agreement states this clearly.

Risk Factors
Our amended and restated certificate of incorporation will designate the Court of Chancery..., page 62

3. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including
any    derivative
         action.    You disclose that your exclusive forum provision will not
apply to claims arising
         under the federal securities laws, including the Securities Act, as to which the Court of
         Chancery and the federal district court for the District of Delaware shall concurrently be the sole and exclusive forums. However, you later disclose that additionally, your amended and restated certificate of incorporation will provide that unless you consent in writing to the selection of an alternative forum, the federal courts shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the
         Securities Act against you or any of your directors, officers, other employees or agents.
         Please clarify how your forum selection provision applies to Securities Act claims.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Tyler Reeder
ECP Environmental Growth Opportunities Corp.
January 19, 2021
Page 3

        You may contact Diane Fritz at (202) 551- 3331 or Ethan Horowitz, Accounting Branch
Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271 or Laura Nicholson,
Special Counsel, at (202) 551- 3584 with any other questions.



                                                          Sincerely,
FirstName LastNameTyler Reeder
                                                   Division of Corporation
Finance
Comapany NameECP Environmental Growth Opportunities Corp.
                                                   Office of Energy &
Transportation
January 19, 2021 Page 3
cc:       Ryan Maierson
FirstName LastName